NEWS RELEASE
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                                                           For Immediate Release
                                                                  August 7, 1998


For Further Information Contact:
Steven J. Day, President & CEO, City Holding Company
(304) 769-1101
Philip L. McLaughlin, President & COO, Horizon Bancorp, Inc.
(304) 645-2500


                 CITY HOLDING COMPANY AND HORIZON BANCORP, INC.
                      ANNOUNCE DEFINITIVE MERGER AGREEMENT
                  Combined Company to Rank #3 in West Virginia


Charleston, West Virginia - City Holding Company (Nasdaq "CHCO") ("City Holding") and Horizon Bancorp, Inc. (Nasdaq "HZWV") ("Horizon") jointly announced today that they have signed a definitive agreement to merge. The combined company will have total assets in excess of $2.5 billion, will rank third in deposit market share in the State of West Virginia and will rank among the Top 100 banks in the country in terms of market capitalization.

         The merger entails an exchange of $45.00 in City Holding common stock, subject to adjustment, for each share of Horizon common stock, or approximately $413 million in aggregate value for Horizon's shareholders. If, based on trading prices near the closing of the transaction, the value of City Holding stock is between $40.50 and $44.50, Horizon shareholders will receive $45.00 in City Holding common stock. If the value of City Holding stock is less than $40.50, Horizon shareholders will receive 1.111 shares of City Holding common stock and if the value is greater than $44.50, Horizon shareholders will receive 1.011 shares of City Holding stock. The transaction is intended to be tax-free to the shareholders of Horizon and will be accounted for as a pooling of interests. Based on the $45.00 value, the transaction is priced at 358% of Horizon's June 30, 1998 book value and 29 times its trailing twelve months earnings.

         Upon the completion of the merger, Horizon's five bank subsidiaries will be merged into City Holding's commercial banking subsidiary, City National Bank of West Virginia. Philip L. McLaughlin, Horizon's current President and Chief Operating Officer, will be named Chairman of the Board of Directors of City Holding. Samuel M. Bowling, Chairman of the Board of City Holding Company, will serve as Vice Chairman. Bernard C. McGinnis, Executive Vice President and Director of Horizon, will also serve as Vice Chairman. Frank S. Harkins, Chairman of the Board and Chief Executive Officer of Horizon has chosen to retire upon the date of merger, but will remain as a consultant and director. The City Holding Board will include 12 members to be designated by each of City Holding and Horizon. Steven J. Day, President and Chief Executive Officer of City Holding and City National Bank, will continue in those roles for the combined entity.

         "For us, Horizon is the ideal strategic partner," noted Mr. Day. "They have earned a strong reputation of customer service in more than 90 years in serving West Virginians, and this is a tradition we look forward to continuing. Combining our companies enables us to be more competitive with our services and further add value to our communities."

         "We are quite pleased to have found in City Holding a partner whose innovation and investment in technology will further benefit our customers," said Mr. Harkins. "Most importantly, these new products and services will be delivered to our customers through the Horizon bankers that they've come to know and trust. Finally, our shareholders will benefit from City Holding's exciting growth into a diversified financial services company".

         City Holding expects to realize cost savings by reducing the operating expenses of the combined company through back-office and branch network consolidation. City Holding management expects the transaction to close during the first quarter of 1999 and to begin adding to its earnings per share during 2000.

         The merger is subject to the approval of both companies' shareholders and applicable regulatory authorities. Horizon has granted City Holding the option, exercisable under certain circumstances, to purchase up to 19.9% of Horizon shares outstanding and City Holding has granted Horizon a similar option on its own shares.

         Baxter Fentriss & Company is serving as Horizon's financial advisor for the transaction. Wheat First Union is acting as City Holding's advisor.

         Horizon operates 24 banking locations principally along the Interstate 64 corridor in West Virginia. As of June 30,1998, Horizon had assets of $1.0 billion, deposits of $862 million and shareholders' equity of $116 million. City Holding, a $1.5 billion bank holding company, operates City National Bank and its seven non-banking divisions, Del Amo Savings Bank, and City Financial Corporation. City Holding is headquartered in Charleston, West Virginia, and has 43 financial services offices across the state of West Virginia.

         This news release contains, among other things, certain forward-looking statements, including statements relating to the merger and cost savings and accretion to earnings that may be realized from the merger. Such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause the combined company's actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) expected cost savings from the merger may not be fully realized within the expected time frame; (2) revenues following the merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the merger may be greater than expected;
(3) competitive pressures among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the business of the companies may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or in the states or regions in which the companies do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes may adversely affect the businesses in which the companies are engaged; and (8) changes may occur in the securities markets.